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                 March 10, 2022

       William Siwek
       Chief Executive Officer
       TPI Composites, Inc.
       8501 N. Scottsdale Rd.
       Gainey Center II, Suite 100
       Scottsdale, AZ 85253

                                                        Re: TPI Composites,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 4, 2022
                                                            File No. 333-263305

       Dear Mr. Siwek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
       Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Kim de Glossop